CLETHA A. WALSTRAND

ATTORNEY AT LAW

1322 WEST PACHUA CIRCLE

IVINS, UT  84738

OFFICE: 435-688-7317 FAX: 435-688-7318

cwalstrand@networld.com

October 10, 2007

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:

China Northern Medical Device, Inc.

Amendment No. 1 to Registration Statement on Form SB-2

Filed September 4, 2007

File No. 333-144243

Dear Mr. Kruczek:

China Northern Medical Device, Inc., (the “Company”), has received your comment letter dated September 17, 2007, (“comment letter”) pertaining to the above referenced amended registration statement on Form SB-2  (the “Registration Statement”).  Amendment No. 2 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Fee Table

1.

We note that your revisions in response to prior comment 1 indicate “Estimated for the sole purpose of calculating the registration fee.” Given that you must a sell your shares at the disclosed fixed price for the duration of the offering, the offering price should not be an estimate. Please clarify what in the table has been estimated, and tell us the authority on which you rely for the estimate.

RESPONSE:

Although we are registering 600,000 shares of common stock for sale, we have no assurance the entire offering will be purchased.  Therefore, we are estimating our filing fee based on selling the entire offering.  We relied on Rule 457(a) of the Securities Act of 1933 as amended.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

October 10, 2007

Prospectus

Risk Factors, page 4

2.

We note your response to prior comment nine, in which you state that you intend to register a class of securities under the Exchange Act “upon completion o£ this offering.” Please clarify when you intend to register your securities. For example, will you register immediately following the expiration date of this offering, or will you register your securities if you terminate this offering prior to such expiration date? If you do not to intend to register a class of securities under the Exchange Act before this Form SB-2 is effective, please provide the risk disclosure requested by prior comment nine.

RESPONSE:

We intend to register our securities under the Exchange Act upon completion of our offering.  If we terminate the offering prior to the expiration date, we intend to file our registration at the time of termination.

3.

If your market research has revealed material risks related to your business plan, please explain the risks to investors. For example, are there material risks related to (1) profit margins historically achieved in your target market or (2) consumer incomes in the target market?

RESPONSE:

We have added two risk factors to identify potential risks relating to our targeted consumer’s income levels and to address research and development efforts.

Business, page 13

4.

Please tell us why your prospectus does not discuss the plan in section 2.1 of Chapter Four of your Business Plan.

RESPONSE:

We have determined to not pursue any franchise type operations at the present time and therefore did not include this discussion in our prospectus.

Governmental Regulation, page 15

Device classification information. page 15

5.

Please explain your reference on page 16 to “exemptions are listed in Attachment A.”

RESPONSE:

We have deleted the reference to Attachment A.

6.

We note that you intend to sell “portable medical devices designed for home treatments.” Please clarify the regulatory Class of such devices.

RESPONSE:

We have included disclosure that we expect the majority of our products to be Class I or Class II devices.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

October 10, 2007

Duration of the process, page 17

7.

Please expand your disclosure to describe the duration of seeking and obtaining FDA approval to market medical devices. Include in your description any variances based on the classification of the medical device.

RESPONSE:

We have included discussion on the duration of seeking and obtaining FDA approval for the various classes of medical devices.

Potential Sanctions, page 22

8.

Please ensure that your description of sanctions is complete. For example, could you be subject to civil monetary penalties? Can the FDA issue warning letters? Could the FDA refuse to grant approval of future products? Are the remedies only available when “a company can’t or won’t correct a public health problem”?

RESPONSE:

We have expanded our discussion to more fully describe potential sanctions for failure to comply with FDA regulations.

Chinese Regulations, page 2

9.

We note your added disclosure in response to prior comment 31. Please expand your list of Chinese laws and regulations here and on page 23 under the caption “Chinese laws and regulations in respect of medical device distributors” to describe fully the potential scope of each of these laws as they relate to your proposed business. For example, describe procedures and standards for seeking and obtaining special license applications, labeling and packaging requirements and applicable classifications of medical devices. Also describe available sanctions for violations of these laws.

RESPONSE:

We have added considerable disclosure of Chinese laws, regulations and sanctions to more fully describe the scope of these laws as they relate to our business.

10.

We note your disclosure on page 23 that you may be subject to HIPAA. Expand to identify and describe the provisions of this law and any similar state law. Also describe the effect these provisions may have on your business, including your proposed e-commerce platform, and any sanctions that may be imposed for violation.

RESPONSE:

We have added additional disclosure regarding HIPAA per your request.

Plan of Operation, page 24

11.

We note your disclosure that your research to date “has been mainly based on the  resource published by China Statistical Yearbook and [CAMDI].” We also note your disclosure on pages 13 and 14 summarizing the results of your research, Please tell us whether China Statistical Yearbook and CAMDI have consented to your use of their data and to being named in this registration statement. Please also tell us whether the statistics referenced in your disclosure were obtained through studies financed by you or prepared for you or at your direction or for the registration statement and whether these resources are publicly available.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

October 10, 2007

RESPONSE:

Both China Statistical Yearbook and CAMDI provide their information to the public via websites that state the information is available for free reprint or quotation.

China Statistical Yearbook is an annual statistics publication, which covers very comprehensive data and some selected data series in historically important years and the most recent twenty years at national level and local levels of province, autonomous region, and municipality directly under the central government and therefore, reflects various aspects of China social and economic development. You can also reprint such information from the following website, http://www.stats.gov.cn/tjsj/ndsj/2006/indexeh.htm.

About the Copyright of China Statistical Yearbook.  Due to the official declaration of National Bureau of Statistics of China, contents of the Statistical Yearbook are welcome to be reprinted or quoted. Moreover, such information can be used as free information through reprint or quotation reasonably and in good will, such as news or data, and the original intention is not allowed to be distorted or modified.  The above declaration can be seen at following website: http://www.stats.gov.cn/english/nbs/t20070104_402377419.htm.

Unlike China Statistical Yearbook, which is a government sponsored official publication, CAMDI stands for China Association for Medical Devices Industry (www.camdi.cn). Founded in 1991, China Association for Medical Devices Industry (CAMDI) is an industrial and non-profit society which consists of companies and individuals engaged on manufacturing, distributing, R&D, testing and education training of medical devices on the basis of voluntary principle. It is superintended by the State-own Assets Supervision and Administration Commission of the State Council, managed by the China Industrial Economy Federation, and also guided by the Ministry of Civil Affairs, the Development and Reform Commission and the State Food & Drug Administration in terms of its operation.

The mission of CAMDI is that complying with state laws and regulations CAMDI represents common benefits of its members, safeguards the legal rights of members, and promotes constantly the safety and effectiveness of medical devices as well as the development of Chinese medical device and to perform industrial statistics and consultations, journal publications, and to collect, analyze and deliver industrial information.  Further CAMDI’s mission includes to build up communications and cooperation on economy and techniques between national and international organizations, coordinate domestic members to survive the market competitions all over the world.

CAMDI does not publish its Statistics Year book. It hosts seminars, speeches, news conference nationwide, the information or issues discussed in these seminars or newspapers are publicly available.

The statistics referenced in our disclosure were obtained from the above sources which are publicly available and were not financed by us in any way.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

October 10, 2007

12.

Given your disclosure on page 1 that your operations to date have consisted solely of developing your business plan and performing market research, please tell us the basis for your statement that “[i]t is estimated that our company will enter into some formal consulting agreements and commence in January 2008.”

RESPONSE:

As described in our prospectus, we are seeking relationships and making contacts to further our business plan.  We anticipate that as a result of our networking we will be able to attract and retain consultants and/or business partners that will promote our business model.  This may be agreements to market and/or license products or agreements with consultants to supply business modeling to other product developers or producers.

13.

We note your response to prior comment 36. However, we also note your disclosure that the proceeds from the maximum offering will be sufficient capital for the next 12 months and your disclosure that you have allocated $200 for working capital. Given that it remains unclear how you have determined that you will have sufficient capital as disclosed, we reissue the comment.

RESPONSE:

We have revised our plan of operation to state that should be not generate sufficient revenue, we will rely on loans from our officer and director for additional working capital if needed.

14.

Please expand your response to prior comment 37 to tell us whether your prior statement in the financial statements that you are actively pursuing a merger or acquisition candidate was true. If it was untrue, please tell us how an untrue statement appeared in your financial statements and how the statement was audited.

RESPONSE:

We may, in the future, seek and pursue suitable acquisitions although that is not our current intent.  Our original business plan stated this potential future intent which was included in the financial statements.  Unfortunately, we neglected to delete the footnote regarding potential acquisitions following review.  Our last amendment deleted the footnote as it does not pertain to our current business plan.  Management has now implemented further controls to ensure thorough review prior to approving their financial statements.

Certain Relationships and Related Transactions, page 26

15.

Please file a copy of the loan agreement between the company and Mr. Wu as an exhibit to this registration statement. See Item 601(b)(10) of Regulation S-B.

RESPONSE:

We have included a copy of the loan agreement as an exhibit per your request.

Plan of Distribution, page 28

16.

We note your response to prior comment 44, in which you refer to your “engagement of a Chinese marketing research company.” Please file a copy of this agreement as an exhibit to this registration statement.

RESPONSE:

We have included a copy of the Marketing Research agreement as an exhibit per your request.

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

October 10, 2007

17.

We note your response to prior comment 45.

•

Please explain why the existence of the escrow account referenced in your letter is not disclosed on the front cover of the prospectus. See Item 501 (a)(9)(iii);

•

Please clarify in this section the relationship between the registrant and Cletha Walstrand, P.C.;

•

Reconcile your disclosure regarding making payments to Cletha Walstrand, P.C. with the statement in exhibit 99.1 regarding method of payment; and

•

Add any appropriate risk factors based on this method of payment.

RESPONSE:

We have revised this section to indicate checks are payable to China Northern Medical Device, Inc. and we intend proceeds of this offering will be deposited into our account for our immediate use.  Consequently, our subscription agreement is correct.  Further, Ms. Walstrand will not act as escrow as we have revised our offering proceeds to go directly to us.  Because of our revision, we do not believe any further disclosure is required.

Commission Position on Indemnification…, page 29

18.

We note your disclosure in response to prior comment 41. Please expand to describe the specific indemnification provisions for your officer and director against liability under the Securities Act.

RESPONSE:

We have included the requested disclosure.

Outside Back Cover Page of Prospectus

19.

Please reconcile your disclosure here that you are offering a maximum of 6,600,000 shares with your prior disclosures that identify a maximum of 600,000 shares to be registered.

RESPONSE:

We have corrected our back cover to reflect a maximum of 600,000 shares to be registered.

Part II

Item 27.  Exhibits, page II-2

20.

Please include updated accountants’ consents with any amendment to the filing. Please ensure that the consent makes reference to the actual amendment being filed.

RESPONSE:

We have included an updated accountants’ consent which references the amendment being filed.

Signatures

21.

Please indicate below the second paragraph of text required on the Signature page who signed the document in the capacity of controller or principal accounting officer.

RESPONSE:

We have revised the signature page accordingly.

Exhibit 5.1

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

October 10, 2007

22.

We note your response to prior comment 55. However, given that the opinion required by Regulation S-B Item 601 (b)(5) should address the securities registered for sale, the relevance of previously issued shares is unclear. Therefore, we reissue the comment.

RESPONSE:

Our legal counsel has reissued the opinion which is attached as an exhibit to this amended registration statement.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any ction with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under   the federal securities laws of the United States.

If you have any questions or require additional information, please notify the undersigned directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law